August 13, 2008

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:

Rimfire Minerals Corporation (the “Corporation”)

Form 20-F for Fiscal Year Ended January 31, 2007

Filed May 11, 2007

Form 20-F for Fiscal Year Ended January 31, 2008

Filed May 21, 2008

File No. 000-31100

Dear Ms. Davis:

This letter is in response to comments made by the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Corporation dated July 9, 2008.

Staff Comment No. 1

General

Where comments on a particular filing's disclosure are applicable to disclosure in another filing, please consider both filings in your response to our comments and make corresponding changes to both filings. This will eliminate the need for us to repeat similar comments.

The Corporation’s Response to Staff Comment No. 1

The Corporation has incorporated all previous comments into current filings and will consider both filings in its response to Staff’s July 9 comments.

Suite 1350, Box 11620, 650 West Georgia St., Vancouver, BC, Canada V6B 4N9

Tel: 604.669.6660 | Fax: 604.669.0898 | info@rimfire.ca | www.rimfire.ca

Jill Davis

Securities and Exchange Commission

August 13, 2008

Form 20-F Filed May 11, 2007

Staff Comment No. 2

Item 11: Quantitative and Qualitative Disclosure about Market Risk

We note your response to our prior comment number one in which you have determined that you do not hold any non-derivative financial instruments, including financial instruments meeting the definition within paragraph 3 of FAS 107. We are not in a position to agree that your holdings of marketable securities are excluded from the definition of paragraph 3. Marketable securities are financial instruments which evidence an ownership interest in an entity, and therefore are within the scope of paragraph 3.

Accordingly, please expand your disclosure to identify and categorize your market risk sensitive instruments as those held for trading purposes or other than trading purposes. Additionally, please conform your quantitative disclosures to one of the three alternative formats: tabular format, sensitivity analysis, or value at risk. Disclosures should include summarized market risk information for the preceding year and material limitations that cause the information not to fully reflect the market risk exposures. Refer to Items 11(a)(I), 11(a)(2) and 11(a)(3) of Form 20F. For additional guidance, refer to SEC staff guidance "Questions and Answers About the New "Market Risk" Disclosure Rules (issued July 31, 1997)" which can be found on the Commission's website:

http://www.sec.gov/divisions/corpfin/guidance/derivfaq.htm

The Corporation’s Response to Staff Comment No. 2

The Corporation’s response dated June 19, 2008 referred to derivative instruments and embedded derivatives in financial instruments. The Corporation does not hold any derivative instruments, nor does it hold any contracts or agreements containing embedded derivative instruments.

The Corporation has considered the definition of financial instruments in paragraph 3 of FAS107 and all instruments which are encompassed in this definition in its evaluation of market risk for non-derivative financial instruments. The Corporation’s financial instruments consist of term deposits and Banker’s Acceptances. None of these instruments contain any derivative features. The face value of each instrument is also the expected settlement amount.  The Corporation’s response dated June 19, 2008 outlined the determination of materiality for these instruments.

Jill Davis

Securities and Exchange Commission

August 13, 2008

The Corporation also holds as marketable securities publicly traded common shares of other corporations, which are considered “available-for-sale”. These shares are “held for other than trading purposes,” and are primarily from small public companies with limited liquidity and potentially extreme volatility. Price fluctuations in the market value of these securities are reflected in “Other Comprehensive Income” on page 97 of the Corporation’s draft Form 20-F/A-1 for the fiscal year ended January 31, 2007. The value of these shares is only reflected in revenue when the shares are sold.

The Corporation’s response to Staff Comment No. 2 is contained under Item 11 of its revised draft Form 20-F/A-1 for the fiscal year ended January 31, 2007 (hereinafter “revised draft Form 20-F/A-1 2007”) and under Item 11 of its draft Form 20-F/A-1 for the fiscal year ended January 31, 2008 (hereinafter “draft Form 20-F/A-1 2008”), with both drafts submitted hereto in conjunction with this response letter.

Set forth below is the complete and expanded Item 11 disclosure as included in the Corporation’s revised draft Form 20-F/A-1 2007 (page 83):

The Corporation does not hold any long-term debt, has not entered into any hedging transactions nor has it issued any market risk sensitive instruments. Furthermore, the Corporation does not hold any derivative instruments, nor does it hold any contracts or agreements containing embedded derivative instruments.

The Corporation’s financial instruments can be categorized into three main groups:

a)

term deposits, Canadian cash and banker’s acceptances which are subject to interest rate risk,

b)

foreign currency cash accounts which are subject to foreign exchange risk, and

c)

marketable securities which are subject to equity price risk.

Interest rate risk

Term deposits, cash and short-term investments (category a) represents approximately $3,875,001 of the Corporation’s total assets of $5,358,588 (or 72% of the total assets). However, all the term deposits and cash (49% of total assets) have fixed interest rates for the near-term. Therefore the cash flows are known and measurable and do not represent a material risk to the Corporation. All term deposits are cashable at the Corporation’s option without loss of interest.

Short-term investments (23% of total assets) have fixed maturity dates ranging from 4 months to one year. If the Corporation does not hold these investments to maturity, there would be a loss of interest as they are sold in the secondary marketplace. Upon maturity, these investments are either converted to cash or re-invested in similar secured instruments.

Jill Davis

Securities and Exchange Commission

August 13, 2008

During the fiscal year ended January 31, 2007, interest rates on the Corporation’s deposits ranged from 2.6% to 4.15%, depending on the principal invested and the term of the investment. During the same period, Canadian T-Bill rates ranged from 3.31% to 4.61% with an average rate of 4.09%.

If interest rates declined or increased as shown below, the Corporation’s total receipts, consisting of revenue from mineral property operations, gain on marketable securities and interest income, would be affected as follows:

	Increase/decrease in interest rate	Effect on receipts
Total Receipts	-0.50%	$(20,874)	(5.6%)
	-0.25%	(10,438)	(2.8%)
	-0.10%	(4,176)	(1.1%)

	+0.50%	20,874	0.4%
	+1.00%	41,746	0.8%
	+1.50%	62,619	1.2%

The foregoing analysis was prepared using year-end balances and average year-end interest rates which do not represent average interest rates for the fiscal year ended January 31, 2007. The increase or decrease in interest income based on changes in interest rates, for the year-end balances, was compared to total receipts for the fiscal year ended January 31, 2007. Actual financial results for the coming fiscal year will vary since the balances of accounts are expected to decline as funds are used for Corporation expenses.

Foreign currency exchange risk

Foreign currency cash deposits (category b) represent approximately $299,652 of the Corporation’s total assets (6% of total assets). The Corporation has limited exposure to foreign exchange risk, restricted to payment of current trade accounts payable in US Dollars or Australian Dollars where most of the Corporation’s cash assets are denominated in Canadian Dollars. The Corporation maintains bank accounts in US and Australian Dollars from payments received in US or Australian Dollars to pay these trade accounts.

During the fiscal year ended January 31, 2007, U.S. Dollar exchange rates varied by up to 3% below the average exchange rate and up to 4% above the average exchange rate. During the same period, Australian dollar exchange rates ranged from a low of 7% below the average exchange rate to a high of 4% above the average exchange rate. The U.S. Dollar exchange rate for January 31, 2007 was 4% above the average exchange rate for the year while the Australian dollar exchange rate for January 31, 2007 was 6% above the average exchange rate for the year.

Jill Davis

Securities and Exchange Commission

August 13, 2008

	Increase/decrease in foreign exchange rates	Effect on Total Assets
Total Assets	-20%	$(51,037)	(1.0%)
	-10%	(25,519)	(0.5%)
	-5%	(12,759)	(0.2%)

	+5%	12,759	0.2%
	+10%	25,519	0.5%

The foregoing analysis was prepared using foreign exchange rates in effect as of the balance sheet date, January 31, 2007. A standard escalation factor was applied to the exchange rates to illustrate the effect on total assets reported on the balance sheet of a variation in foreign exchange rates between 20% below and 10% above the rate in effect. The Corporation’s financial instruments are converted to Canadian dollars from U.S. Dollars or Australian dollars at the closing rate for the balance sheet date as reported on the Bank of Canada website.

Equity price risk

Marketable securities (category c) represent approximately $643,168 of the Corporation’s total assets of $5,358,588 (or 12% of the total assets). At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions. The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from “Other Comprehensive Income” to the Statement of Operations.

Most of the marketable securities are junior mineral exploration companies whose shares are relatively volatile. Accordingly the reported value of the Corporation’s portfolio is subject to variation depending on market conditions. Each company has unique characteristics which determine the value of the shares. These characteristics include the knowledge and experience of management, commodity focus, exploration projects and results and the company’s specific financial situation. As a group, share prices will react to global economic changes and variation in commodity prices. Individual share prices are generally more volatile than the value of the portfolio as a whole.

Jill Davis

Securities and Exchange Commission

August 13, 2008

Since most of the marketable securities trade on the TSX Venture Exchange, the S&P/TSX Venture Composite Index (the “Venture Index”) is a reasonable proxy for detailed analysis of individual stock performance. During the fiscal year ended January 31, 2007, the Venture Index rose 15% with the closing value 9% higher than the average Venture Index value. The minimum Venture Index value was 14% lower than the average Venture Index value, while the highest Venture Index value was 22% higher than the average Venture Index value. The aggregate value of the Corporation’s portfolio increased 370%. This increase in aggregate portfolio value was driven by a change of business operations for one company and extremely good results for another company. Neither of these two factors constitutes a recurring event which would continue to increase the value of the Corporation’s marketable securities portfolio beyond the average of the Venture Index.

	Increase/decrease in Venture Index	Effect on Total Assets
Total Assets	-20%	$(126,634)	(2.36%)
	-10%	(63,317)	(1.18%)

	+10%	63,317	1.18%
	+20%	126,634	2.36%
	+30%	189,950	3.54%

The foregoing analysis was prepared using historical data for the Venture Index as reported by Stockwatch Canada. The fair market value of the portfolio of marketable securities at the end of the fiscal year was adjusted by standard escalation factors to illustrate the effect on total assets of a variation in the Venture Index between 30% above or 20% below the value as of January 31, 2007.

Commodity price risk

The future revenue and profitability of the Corporation will be dependent, to a significant extent, upon prevailing spot market prices for metals. Metal prices are subject to wide fluctuations in response to changes in supply of and demand for metals, market uncertainty and a variety of additional factors that are beyond the control of the Corporation. The Corporation’s mineral properties are in the exploration phase with no identified mineral resources or reserves. Accordingly the Corporation is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of metals. As the Corporation is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Corporation.

Jill Davis

Securities and Exchange Commission

August 13, 2008

Set forth below is the complete and expanded Item 11 disclosure as included in the Corporation’s draft Form 20-F/A-1 2008 (page16):

The Corporation does not hold any long-term debt, has not entered into any hedging transactions nor has it issued any market risk sensitive instruments. Furthermore, the Corporation does not hold any derivative instruments, nor does it hold any contracts or agreements containing embedded derivative instruments.

The Corporation’s financial instruments can be categorized into three main groups:

a)

term deposits, Canadian cash and banker’s acceptances which are subject to interest rate risk,

b)

foreign currency cash accounts which are subject to foreign exchange risk, and

c)

marketable securities which are subject to equity price risk.

Interest rate risk

Term deposits, Canadian cash and short-term investments (category a) represents approximately $8,218,250 of the Corporation’s total assets of $9,284,376 (or 81% of the total assets). However, all the term deposits and cash (77% of total assets) have fixed interest rates for the near-term (average 148 days to maturity). Therefore the cash flows are known and measurable and do not represent a material risk to the Corporation. All term deposits are cashable at the Corporation’s option without loss of interest. The short term to maturity and the Corporation’s intent to hold these instruments to maturity indicates that interest rate risk will not affect the reported fair values of these financial instruments.

Short-term investments (4% of total assets) have fixed maturity dates of less than 4 months. If the Corporation does not hold these investments to maturity, there would be a loss of interest as they are sold in the secondary marketplace. Upon maturity, these investments are either converted to cash or re-invested in similar secured instruments.

During the fiscal year ended January 31, 2008, interest rates on the Corporation’s deposits ranged from 2.75% to 4.25%, depending on the principal invested and the term of the investment. During the same period, Canadian T-Bill rates ranged from 3.20% to 4.81% with an average rate of 4.23%.

Jill Davis

Securities and Exchange Commission

August 13, 2008

If interest rates declined or increased as shown below, the Corporation’s total receipts, consisting of revenue from mineral property operations, gain on marketable securities and interest income, would be affected as follows:

	Increase/decrease in interest rate	Effect on receipts
Total Receipts	-1.50%	$(100,736)	(10.5%)
	-1.00%	(63,309)	(6.6%)
	-0.50%	(25,882)	(2.7%)

	+0.50%	48,973	0.5%
	+1.00%	86,400	0.9%

The foregoing analysis was prepared using year-end balances and average year-end interest rates which do not represent average interest rates for the fiscal year ended January 31, 2008. The increase or decrease in interest income based on changes in interest rates, for the year-end balances, was compared to total receipts for the fiscal year ended January 31, 2008. Actual financial results for the coming fiscal year will vary since the balances of accounts are expected to decline as funds are withdrawn for Corporation expenses.

Foreign currency exchange risk

Foreign currency cash deposits (category b) represent approximately $732,777 of the Corporation’s total assets (7.9% of total assets). The Corporation has limited exposure to foreign exchange risk, restricted to payment of current trade accounts payable in US Dollars or Australian Dollars where most of the Corporation’s cash assets are denominated in Canadian Dollars. The Corporation maintains bank accounts in US and Australian Dollars from payments received in US or Australian Dollars to pay these trade accounts.

During the fiscal year ended January 31, 2008, U.S. Dollar exchange rates varied by up to 10% below the average exchange rate and up to 11% above the average exchange rate. During the same period, Australian dollar exchange rates ranged from a low of 4% below the average exchange rate to a high of 4% above the average exchange rate. The U.S. Dollar exchange rate for January 31, 2008 was 5% below the average exchange rate for the year while the Australian dollar exchange rate for January 31, 2008 was the same as the average exchange rate for the year. If exchange rates fluctuated within a range of 15% above or below the year end closing rates as published by the Bank of Canada, the effect on the Corporation’s total assets would be less than 2%.

Jill Davis

Securities and Exchange Commission

August 13, 2008

	Increase/decrease in foreign exchange rates	Effect on Total Assets
Total Assets	-15%	$(111,027)	(1.2%)
	-10%	(74,018)	(0.8%)
	-5%	(37,009)	(0.4%)

	+5%	37,009	0.4%
	+15%	111,027	1.2%
	+25%	185,406	2.0%

The foregoing analysis was prepared using foreign exchange rates in effect as of the balance sheet date, January 31, 2008. A standard escalation factor was applied to the exchange rates to illustrate the effect on total assets reported on the balance sheet of a variation in foreign exchange rates between 15% below and 25% above the rate in effect. The Corporation’s financial instruments are converted to Canadian dollars from U.S. Dollars or Australian dollars at the closing rate for the balance sheet date as reported on the Bank of Canada website.

Equity price risk

Marketable securities (category c) represent approximately $522,668 of the Corporation’s total assets of $9,284,376 (or 5.6% of the total assets). At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions. The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from “Other Comprehensive Income” to the Statement of Operations.

Most of the marketable securities are junior mineral exploration companies whose shares are relatively volatile. Accordingly the reported value of the Corporation’s portfolio is subject to variation depending on market conditions. Each company has unique characteristics which determine the value of the shares. These characteristics include the knowledge and experience of management, commodity focus, exploration projects and results and the company’s specific financial situation. As a group, share prices will react to global economic changes and variation in commodity prices. Individual share prices are generally more volatile than the value of the portfolio as a whole.

Jill Davis

Securities and Exchange Commission

August 13, 2008

Since most of the marketable securities trade on the TSX Venture Exchange, the S&P/TSX Venture Composite Index (the “Venture Index”) is a reasonable proxy for detailed analysis of individual stock performance. During the fiscal year ended January 31, 2008, the Venture Index dropped 14% with the closing value 15% lower than the average Venture Index value. The minimum Venture Index value was 20% lower than the average Venture Index value, while the highest Venture Index value was 12% higher than the average Venture Index value. The aggregate value of the Corporation’s portfolio decreased 30%. Part of this decrease was the result of selling the highest performing securities during the year. The remaining portfolio is expected to perform in a manner similar to the Venture Index. Gains or losses of 30% would be expected to make a difference of less than 2% in the value of the Corporation’s total assets.

	Increase/decrease in Venture Index	Effect on Total Assets
Total Assets	-30%	$(146,900)	(1.58%)
	-20%	(97,934)	(1.05%)
	-10%	(48,967)	(0.53%)

	+10%	48,967	0.53%
	+20%	97,934	1.05%
	+30%	$146,900	1.58%

The foregoing analysis was prepared using historical data for the Venture Index as reported by Stockwatch Canada. The fair market value of the portfolio of marketable securities at the end of the fiscal year was adjusted by standard escalation factors to illustrate the effect on total assets of a variation in the Venture Index between 30% above or below the value as of January 31, 2008.

Commodity price risk

The future revenue and profitability of the Corporation will be dependent, to a significant extent, upon prevailing spot market prices for metals. Metal prices are subject to wide fluctuations in response to changes in supply of and demand for metals, market uncertainty and a variety of additional factors that are beyond the control of the Corporation. The Corporation’s mineral properties are in the exploration phase with no identified mineral resources or reserves. Accordingly the Corporation is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of metals. As the Corporation is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Corporation.

Jill Davis

Securities and Exchange Commission

August 13, 2008

Staff Comment No. 3

Statement of Cash Flows

We note your response to our prior comment number three in which you indicate that you have used titles for line items in your statement of cash flows that conform to our comment. Please note that the draft amended Form 20-F for the fiscal year ended January 31, 2007, which you included with your letter dated April 15, 2008, does not reflect the updated line item titles referenced in your response. To enable us to fully evaluate your response, please provide us with a revised draft Form 20-F for the fiscal year ended January 31, 2007 which incorporates this and all other changes made as a result of our comments.

The Corporation’s Response to Staff Comment No. 3

We have included a revised draft Form 20-F/A-1 for the fiscal year ended January 31, 2007 which includes the line items as shown below:

Mineral property operations
Paid for acquisition costs
Paid for exploration costs
Exploration reimbursements received
Exploration tax credits/grants received
Exploration funding (paid) received
Project management fees received
Reclamation deposits (paid) received
Option proceeds received
Other operations
Paid for supplies and services
Received from related party
Interest and other revenue received

The annual report on Form 20-F for the fiscal year ended January 31, 2008 and filed on May 21, 2008 used these line items in the financial statements enclosed therein.

Jill Davis

Securities and Exchange Commission

August 13, 2008

Staff Comment No. 4

Mineral Property Interests

We note your response to our prior comment number four and continue to be unable to agree with your conclusions. Please call us to discuss this matter.

The Corporation’s Response to Staff Comment No. 4

A partner, Essop Mia, from our audit firm of Hay & Watson has discussed this item with James Giugliano, Staff Accountant of the United States Securities and Exchange Commission. The revised draft Form 20-F/A-1 2007 and draft Form 20-F/A-1 2008 attached hereto include revisions to the US. GAAP notes and reconciliation to address the differences between Canadian and US GAAP with respect to mineral property interests.

Please note that option proceeds are first applied to mineral property acquisition costs to reduce previously capitalized costs on each property to zero before any excess is transferred to operating revenue. Therefore the reported mineral property interest acquisition costs shown as an adjustment to the Consolidated Balance Sheets do not match the total of previously reported Acquisition Costs on the Statements of Operations. For the years under consideration, since the effective date of EITF04-2, the following table shows the aggregate for all mineral property interests.

Acquisition	$ 217,385
Option Proceeds	(358,630)
Write-down	(366)
Transfer to Operating Revenue	182,636
Net Capitalized for Year ending January 2005	41,025
Acquisition	202,167
Option Proceeds	(163,500)
Write-down	(235)
Transfer to Operating Revenue	119,110
Net Capitalized for Year ending January 2006	157,542
Total Capitalized to January 31, 2006	198,567

Jill Davis

Securities and Exchange Commission

August 13, 2008

Acquisition	$ 307,542
Option Proceeds	(168,500)
Write-down	(24,465)
Transfer to Operating Revenue	121,592
Net Capitalized for Year ending January 2007	236,169
Total Capitalized to January 31, 2007	434,736
Acquisition	160,792
Option Proceeds	(98,143)
Write-down	(43,498)
Transfer to Operating Revenue	40,000
Net Capitalized for Year ending January 2008	59,151
Total Capitalized to January 31, 2008	493,887

Form 20-F Filed May 21, 2008

Staff Comment No. 5

Cover Page

Please ensure your future filings include the required disclosure and checkbox regarding the basis of accounting used to prepare the financial statements. Please refer to section III.C.6 of SEC Release No. 33-8879 (International Series Release No. 1306), which can be located on our website:

http://www.sec.gov/ rules/final/2007/33-8879.pdf

The Corporation’s Response to Staff Comment No. 5

All future filings will be updated to show the basis of accounting used to prepare the financial statements. The revised draft Form 20-F/A-1 2007 and the draft Form 20-F/A-1 2008 submitted with this response have been revised accordingly.

Jill Davis

Securities and Exchange Commission

August 13, 2008

Staff Comment No. 6

Selected Financial Data. Page 9

We note that the amount you have disclosed for FY 2008 general and administrative expenses in your selected financial data does not agree to the amount in your table of selected annual performance on page 168 of your management's discussion and analysis. Please reconcile this difference for us.

Furthermore, we note that while you disclose general and administrative expenses within your selected financial data, an equivalent measure is not presented in your financial statements. Please conform your disclosure of selected financial data to amounts contained in your financial statements, or provide a reconciliation of how the amounts included in your selected financial data were derived from your financial statement amounts

The Corporation’s Response to Staff Comment No. 6

The selected financial data on page 9 of Form 20-F for the fiscal year ended January 31, 2008 has “Depletion, Depreciation and Amortization” separated from “General and Administrative Expenses.” If these two figures are added together, the figure on page 168 of the management discussion and analysis is the result. The Corporation was following the instructions provided in Item 3.A.2 with its additional disclosure of amortization expense, which is a non-cash item. Since the original annual report was filed, other non-cash items (specifically stock option compensation) have become more significant. Separation of amortization expense is no longer justified. The revised table on page 9 reads as follows:

	Year Ended 2008	Year Ended 2007	Year Ended 2006	Year Ended 2005	Year Ended 2004
Mineral Property Revenue	$341,203	$233,276	$199,777	$414,338	$223,626
Loss from Operations	(4,329,386)	(3,091,183)	(2,025,514)	(1,601,214)	(980,325)
Net Loss	(3,241,987)	(2,772,497)	(1,823,606)	(1,495,680)	(901,405)
Per Share	(0.13)	(0.13)	(0.10)	(0.09)	(0.07)

Current Assets	9,082,086	5,214,153	3,005,224	3,064,564	1,132,470
Mineral Property Interests	NIL	NIL	NIL	NIL	NIL
Other Assets	202,290	144,435	90,264	88,461	44,163
Total Assets	9,284,376	5,358,588	3,095,488	3,153,025	1,176,633
Current Liabilities	218,075	845,430	99,579	219,985	61,018
Long-Term Liabilities	53,308	68,782	35,363	35,363	NIL
Shareholders’ Equity	9,012,993	4,444,376	2,960,546	2,897,677	1,115,615

Jill Davis

Securities and Exchange Commission

August 13, 2008

Shares Issued (number of shares)	25,607,251	21,751,539	19,999,539	16,832,742	13,615,621

The line items listed in the revised table above match those in the financial statements. The original table did not include the number of shares issued and outstanding as of each fiscal year end because such information is available in the financial statements as a component of share capital.

Staff Comment No. 7

Consolidated Statement of Operations. page 131

Please tell us your basis for including "Gain (loss) on marketable securities" as a component of revenue from mineral property operations. Please also tell us your basis for including "Interest income" as a component of other revenue. Please tell us how you have determined these items conform to the financial statement concept for "revenue", as contemplated in CICA Handbook Section 1000:

The Corporation’s Response to Staff Comment No. 7

The Corporation receives marketable securities as mineral property option payments. At the time the option payments are received, they are included as revenue in mineral property operations on the face of the Statement of Operations, as they conform to the concept of "revenue" contemplated in CICA Handbook Section 1000.

These securities are sold when the market is favourable, in terms of available liquidity and price. The Corporation had previously reported all gains or losses on the subsequent sales of the marketable securities as adjustments to the original amount of the option payment and also included in revenue from mineral property acquisitions at the time of realization.

The Corporation has reconsidered this disclosure in the light of the Staff's comment. Since the subsequent gains or losses realized on the sale of these marketable securities do not unambiguously fall within the concept of "revenue" contemplated in CICA Handbook Section 1000, the Corporation proposes disclosing all subsequent gains or losses on the sale of marketable securities in a separate section of the Statement of Operations under the caption "Investment Transactions".

Jill Davis

Securities and Exchange Commission

August 13, 2008

The interest reported in the Statement of Operations is primarily derived from temporary deposits and from bank accounts. The primary source of these funds on deposit is from previous sales of common shares of the Corporation. The funds are held for future exploration or administrative expenses of the Corporation. Since the funds were not specifically and solely for mineral property operations, the revenue from the funds was disclosed under the caption “Other Operations”.

The Corporation has also reconsidered this disclosure in the light of the Staff's comment. Since the interest received from the temporary investment of funds does not unambiguously fall within the concept of "revenue" contemplated in CICA Handbook Section 1000, the Corporation proposes disclosing all interest received from the temporary investment of funds in a separate section of the Statement of Operations under the caption "Investment Transactions".

Yours truly,

RIMFIRE MINERALS CORPORATION

“Jason S. Weber”

Jason S. Weber, P.Geo

President and CEO